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                                                               Exhibit (a)(5)(D)

               QUIPP, INC. ANNOUNCES FINAL RESULTS OF TENDER OFFER

   Miami, FL, May 31, 2001 - Quipp, Inc. (Nasdaq: QUIP) announced today the final results of its modified Dutch auction tender offer, which expired at 5:00 p.m. on May 23, 2001. Quipp will purchase 550,000 shares of Quipp Common Stock at a purchase price of $20 per share, or a total of $11,000,000. Due to over-subscription, the final proration factor for shares tendered at $20 per share was approximately 54.78%. For this purpose, shares tendered at $20 include shares tendered by those persons who indicated, in their letter of transmittal, that they were willing to accept the price determined in the offer. All shares purchased in the tender offer will receive the same price.

   Payment for shares accepted for purchase, and the return of all other shares tendered but not accepted for payment, will be made promptly by American Stock Transfer & Trust Company, the depositary for the tender offer. As a result of the completion of the tender offer and immediately following payment for the tendered shares, Quipp will have approximately 1,400,000 shares issued and outstanding.

   Lazard Freres & Co. LLC acted as dealer manager for the tender offer. D. F. King & Co., Inc. acted as information agent for the offer.

   Quipp, Inc., through its subsidiary, Quipp Systems, Inc., designs, manufactures and installs material handling equipment to facilitate the automated bundling and movement of newspapers from the printing press to the delivery truck.